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SEC FILE NUMBER 811-22229
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q    [  ] Form 10-D   [ ] Form N-SAR   [X] Form N-CSR

For Period Ended: December 31, 2014

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

PNMAC Mortgage Opportunity Fund, LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

6101 Condor Drive

Address of Principal Executive Office (Street and Number)

Moorpark, CA 93021

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the audited annual report within the Form N-CSR of PNMAC Mortgage Opportunity Fund, LLC (the “Feeder Fund”) for the year ended December 31, 2014 is taking more time than expected due to complexities involved in the consolidation by PNMAC Mortgage Opportunity Fund, LP (the “Master Fund”) of the Master Fund’s previously unconsolidated subsidiaries resulting from adoption of the Financial Accounting Standard Board’s Accounting Standards Update 2013-08, Financial Services - Investment Companies - Amendments to the Scope, Measurement and Disclosure Requirements.  The Feeder Fund anticipates that it will file its Form N-CSR within the extension period provided by Securities Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anne D. McCallion	(818)	224-7050
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

During the 12 months preceding December 31, 2014, all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act or Section 30 of the Investment Company Act of 1940 were filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [X] Yes  [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  Please see the attached.

PNMAC Mortgage Opportunity Fund, LLC
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 11, 2015                                                      By:       /s/ Anne D. McCallion
                                                                                                        Anne D. McCallion
                                                                                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

PART IV – OTHER INFORMATION (Qualitative and Quantitative Explanation for Response to Question 3)

The Feeder Fund expects to report a net increase in net assets resulting from operations of approximately $12 million for the year ended December 31, 2014 as compared to a net increase in net assets resulting from operations of approximately $32 million as reported for the year ended December 31, 2013. The Investment Manager believes this decrease is primarily attributable to: (1) the investment period ending on December 31, 2011 resulting in the ongoing liquidation of the Feeder Fund’s net assets; and (2) the moderating levels of real estate price appreciation, which significantly influences the profitability of the Feeder Fund, during the year ended December 31, 2014 as compared to the year ended December 31, 2013.